

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2025

Min-jie Cui
Chief Financial Officer
MKDWELL Tech Inc.
1F, No. 6-2, Duxing Road,
Hsinchu Science Park,
Hsinchu City 300, Taiwan

> **Re: MKDWELL Tech Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2024**
> **Filed April 3, 2025**
> **File No. 001-42197**

Dear Min-jie Cui:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing